Exhibit 99.1

Azure Power Files Fiscal Year 2017 Annual Report on Form 20-F

Mauritius, July 24, 2017: Azure Power (NYSE: AZRE), a leading solar power producer in India, announced that it has filed its annual report on form 20-F for the fiscal year ended March 31, 2017 with the Securities and Exchange Commission of the United States. The annual report can be accessed on Azure Power’s investor relations website at http://investors.azurepower.com/ or www.sec.gov. Azure Power will provide a hard copy of the annual report on form 20-F, at no cost, to shareholders upon request.

About Azure Power

Azure Power (NYSE: AZRE) is a leading solar power producer in India with a portfolio of over 1,000 MWs across 18 states. With over 100 MWs of high quality, operating and committed solar assets, the company has one of the largest rooftop portfolios in the country. With its in-house engineering, procurement and construction expertise and advanced in-house operations and maintenance capability, Azure Power provides low-cost and reliable solar power solutions to customers throughout India. It has developed, constructed and operated solar projects of varying sizes, from utility scale to rooftop, since its inception in 2008. Highlights include the construction of India’s first private utility scale solar PV power plant in 2009 and the implementation of the first MW scale rooftop project under the smart city initiative in 2013.

For more information, visit: www.azurepower.com.

Investor Contact

Nathan Judge, CFA

ir@azurepower.com

Investor Relations, Azure Power

Media Contact

Samitla Subba

pr@azurepower.com

+91-11- 4940 9854

Marketing, Azure Power